Filed Pursuant to Rule 433

Registration Statement No. 333-146260-04

Dated September 25, 2007

Exelon Generation Company, LLC

Pricing Term Sheet

Issuer:	Exelon Generation Company, LLC
Ratings:	A3 (Moody’s); BBB+ (S&P); BBB+ (Fitch)
Principal Amount:	$700,000,000
Securities:	Senior Notes
Settlement Date:	September 28, 2007
Coupon:	6.200%
Maturity:	October 1, 2017
Interest Payment Dates:	Semi-annually on April 1 and October 1, commencing April 1, 2008
Benchmark Treasury:	4.75% due August 15, 2017
Benchmark Treasury Yield:	4.583%
Spread to Benchmark Treasury:	+165 basis points (1.65%)
Yield to Maturity:	6.233%
Offering Price:	99.756%
Redemption Provision:	Make whole call at any time at a discount rate of Treasury plus 25 basis points
CUSIP:	30161M AE3
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities Inc.
Co-Managers:	BNP Paribas Securities Corp. Cabrera Capital Markets, LLC Deutsche Bank Securities, Inc. Goldman, Sachs & Co. Loop Capital Markets, LLC Scotia Capital (USA) Inc. UBS Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. at 1-888-227-2275 (Ext. 2663), Citigroup Global Markets Inc. at 1-877-858-5407 or J.P. Morgan Securities Inc. at 212-834-4533.